UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

Carmine Di Palo
Managing Partner
Revere Partners Investment Adviser L.L.C.
4601 College Boulevard
Leawood, KS 66211
(913) 338-5557
(Name, address and telephone number of persons
authorized to receive notices and communications
on behalf of person(s) filing statement)

October 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Revere Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) PN

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization Delaware
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IA

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization Delaware
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) HC

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds WC *
5. 6. Number of Shares Beneficially by Owned by Each Reporting Person With	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization United States of America
7. Sole Voting Power 0 **
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0 **
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IN, HC

*  See Item 3.

** See Item 5.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Issuer’s Common Stock, no par value (the “Shares”).

The name of the Issuer is Jaguar Mining Inc.  The address of the Issuer’s principal executive offices is 67 Yonge Street, Suite 1203, Toronto, Ontario M5E IJ8 Canada.

Item 2.  Identity and Background.

(a)           This Schedule 13D is filed by the following Reporting Persons:

(i)           Revere Capital Partners LP (the “Fund”);
(ii)           Revere Partners Investment Adviser LLC (the “Investment Adviser”);
(iii)           Revere Partners General Partner LLC (the “General Partner”); and
(iv)           Carmine Di Palo;

(b)           The address of the principal business office for each Reporting Person is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.

(c)           The principal occupation of Carmine Di Palo is as Manager of both the Investment Adviser and the General Partner.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Fund is a Delaware limited partnership. The Investment Adviser and the General Partner are Delaware limited liability companies. Carmine Di Palo is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 8,400,000   Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $5,377,928 (including commissions and premiums). The source of funding for these Shares was the general working capital of the Fund.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.

On October 10, 2013, the Reporting Persons sent a letter to the Chairman of the Board of the Issuer, Mr. Richard Falconer, expressing their support for both the initiatives undertaken by the Board under Mr. Falconer's leadership and for the Issuer's management team. In addition, the letter covered the Reporting Persons' analysis of the Issuer's potential and suggestions to capture such potential. A copy of the letter is attached hereto as Exhibit C and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the securities of the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Issuer’s securities, actions taken by the Issuer’s management and Board of directors (the "Board"), other investment opportunities available to the Reporting Persons, capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the securities of the Issuer as they deem appropriate. The Reporting Persons may sell or distribute some or all of their respective holdings in the securities of the Issuer, at any time and from time to time, in the open market, in one or more private transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a)           The Fund directly beneficially owns 8,400,000 shares.

The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund.  Carmine Di Palo is the manager of the General Partner and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund. The Investment Adviser has been granted voting and dispositive power with regard to the 8,400,000 shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

Based on 86,396,356 shares outstanding as of June 30, 2013, as reported in the Condensed Interim Consolidated Statements of Shareholders' Equity for the Three Months Ended June 30, 2013, the respective percentages of the outstanding shares beneficially owned by each of the Reporting Persons are as follows:

(i)	The Fund:	9.7%;
(ii)	The Investment Adviser:	9.7%;
(iii)	The General Partner:	9.7%; and
(iv)	Carmine Di Palo:	9.7%;

(b)  Number of shares as to which such person has:

(i)           Shared power to vote or to direct the vote:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to vote or to direct the vote of 8,400,000 shares held directly by the Fund.

(ii)           Shared power to dispose or to direct the disposition of:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to dispose or to direct the disposition of 8,400,000 shares held directly by the Fund.

(c)           The table below sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated by Revere Capital Partners, L.P., in the open market through a broker.

Date	Transaction Type	Quantity	Price/Share
9/11/2013	BUY	6,600	$0.23
9/11/2013	BUY	109,800	$0.23
9/9/2013	BUY	12,500	$0.22
9/9/2013	BUY	77,600	$0.22
9/9/2013	BUY	4,000	$0.23
9/9/2013	BUY	4,000	$0.24
9/9/2013	BUY	142,000	$0.24
9/6/2013	BUY	35,000	$0.24
9/6/2013	BUY	8,500	$0.24
8/20/2013	BUY	2,500	$0.28
8/20/2013	BUY	44,500	$0.28
8/20/2013	BUY	16,200	$0.28
8/20/2013	BUY	8,000	$0.29
8/20/2013	BUY	1,000	$0.29
8/20/2013	BUY	27,726	$0.29
8/20/2013	BUY	300,074	$0.29
8/16/2013	BUY	650	$0.28
8/16/2013	BUY	13,200	$0.28
8/16/2013	BUY	173,400	$0.28
8/15/2013	BUY	42,000	$0.27
8/15/2013	BUY	2,500	$0.27
8/15/2013	BUY	12,500	$0.27
8/15/2013	BUY	8,000	$0.28
8/15/2013	BUY	35,000	$0.28
8/14/2013	BUY	25,000	$0.29
8/14/2013	BUY	175,000	$0.29
8/12/2013	BUY	24,500	$0.28
8/12/2013	BUY	850	$0.28
8/9/2013	BUY	9,500	$0.25
8/9/2013	BUY	10,000	$0.26
8/8/2013	BUY	3,700	$0.25
8/8/2013	BUY	7,000	$0.26
8/8/2013	BUY	43,700	$0.26

(d)           Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013

REVERE PARTNERS INVESTMENT ADVISER LLC

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP

By: Revere Partners General Partner LLC, its general partner

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

EXHIBIT A

IDENTIFICATION OF REPORTING PERSONS

Identification of Reporting Persons:

Revere Partners Investment Adviser LLC
Revere Capital Partners LP
Revere Partners General Partner LLC
Carmine Di Palo

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose: (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer; or (ii) a member of any group with respect to the issuer or any securities of the issuer.

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Jaguar Mining Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 15th day of October, 2013.

REVERE PARTNERS INVESTMENT ADVISER LLC

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP

By: Revere Partners General Partner LLC, its general partner

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By: /s/ Carmine Di Palo
       Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

20847420v1

EXHIBIT C

Mr. Carmine Di Palo
Managing Partner
Revere Partners, L.L.C.
4601 College Blvd., Suite 221
Leawood, KS, 66211, U.S.

TO:         Mr. Richard Falconer
Chairman of the Board
Jaguar Mining, Inc.
67 Yonge Street, Suite 1203
Toronto, ON M5E 1J8, Canada

CC:          Mr. George Bee
Mr. Frederick Hermann
Mr. Luís Ricardo Miraglia
Mr. David Petroff
Mr. Edward Reeser
Mr. Derrick Weyrauch
Mr. Douglas Willock

Subject:	Thoughts about Jaguar Mining Inc. (“Jaguar” or the “Company”) Shareholders’ Value.
October 10, 2013

Dear Mr. Falconer:

I am writing on behalf of Revere Partners Investment Adviser, L.L.C., the investment manager to Revere Capital Partners, L.P. (“Revere”), the private investment partnership that owns, as disclosed in the Form 13D filed on September 20th, 2013, 8.4 million of Jaguar’s common shares (or approximately 9.7%). I believe Revere is presently the largest shareholder of the Company.

I have followed Jaguar since the end of the 2012 strategic review process, and have been progressively increasing Revere’s investment based on my appreciation of the initiatives pursued by the Company’s Board of directors (the “Board”) under your leadership and the concurrent decline of the share price. In particular, I have been very pleased with the new management team led by Mr. David Petroff and Mr. Douglas Willock. I have studied their track record and had the opportunity to speak with them in the last year. I firmly believe in their abilities as both leaders of an organization and stewards of shareholders’ value.

Revere’s investment strategy focuses on selecting under-appreciated and under-valued assets managed by outstanding managers: I like Jaguar’s uniquely rich gold asset base in a stable jurisdiction like Brazil. Given my approach, Revere frequently finds itself along unbeaten investment paths. And Jaguar certainly has offered and offers one.

I am not missing that the general capital market does not share my view on the Company's potential, and that the perceived risks connected to the Company’s dwindling liquidity, limited production volumes and negative free cash flow and to the terms of a possible rebalancing of the Company’s capital structure are overwhelming the Company's strengths (again, assets and management).

Being the largest shareholder is both a privilege and a responsibility. The purpose of this letter is to formally share with the Company a list of thoughts and suggestions regarding Shareholders' value. The timing of this letter is dictated by my assessment, based on the results of Q2 2013, that the combination of the Company's limited liquidity and negative cash flow requires for the Board and management to act urgently.

(* * * * *)

1.	Long term sustainability is today the key metric to assess gold miners’ value.

I am not entering in the discussion of the macroeconomic factors that might drive the gold price in the next few years: it is beyond the scope of this letter. Suffice it to say that the factors underpinning, sometime in the future, a significant strengthening of the gold price are, in my view, in larger supply than the factors explaining a possible future decline. Since the gold prices peaked in the Fall of 2011, gold miners have been adjusting to lower gold prices and have tried to reassure the capital markets that they have “staying power”, that their business is sustainable at current (or even lower gold prices) and that they will still be operating their mines when (and if) gold prices resume their growth.

While Mr. Petroff and his team have been wisely focused on improving the operational efficiency at Turmalina and Caete, shareholders have been left with a major question unanswered: what is the profitable production potential of Jaguar's properties?

It is obvious that identifying, pursuing and explaining to the capital markets the path to Jaguar's long-term financial sustainability of its operations is critical. I believe that a clear statement of such path would help reduce the significant discount, highlighted below, between the sum of the estimated value of the Company’s assets and its current public market based valuation.

2.	At the current sector valuations, strategic and opportunistic investors are ready to invest in the mining sector: a sum-of-the parts valuation is meaningful.

At the same time as liquidation of gold assets in the Western world has driven gold prices down, in Asia retail and (central banks') demand has been strong1.

Financial and strategic buyers looking to enter the precious metal sector have been reported to be seeking investment opportunities. Several former CEOs of larger miners have set up private investment vehicles, backed by large financial institutional, to leverage their expertise and invest in the sector2 at a perceived low point of the valuation cycle.

In brief, I believe that the M&A market for gold mining assets has remained liquid, providing support to an assessment of a company valuation as the sum of the private market value of its assets.

3.	Brazil, on relative terms, has become an increasingly more desirable jurisdiction3.

In the last eighteen months, the precious metals mining sector has lent itself to a distinction between absolute and relative value of assets. In particular, it is undeniable that the decline of gold prices, since the end of 2011, has dragged down the absolute value of gold mining assets. However, assets located in stable jurisdictions, like Brazil, have become, on a relative basis, more valuable.

“Jurisdiction” risk, following the labor unrest incidents in Africa, has become a more critical factor in the allocation of capital by both mid-tier and large gold miners: Americas based assets have, on a relative basis, increased their attractiveness.

4.	Jaguar’s assets represent a uniquely sizeable platform to enter the Brazilian gold mining sector.

I have recently reviewed a few presentations from the 2013 Denver Gold Forum. During the Forum an interesting statistics was presented, listing the top 10 Brazilian Gold Mines by 2012 production.

Top ten Brazilian gold mines by 2012 Production (ounces)

(*) Expected in 2013.

Source: presentation at 2013 Denver Gold Forum.

Apart from the top three mines, the aggregated production of the mines between number 4 and number 9 was, in 2012, only slightly above 600,000 ounces/year.

In 2011, Jaguar's mature mines (Caete, Turmalina and Paciencia) were capable of producing, in aggregate, in excess of 155,000 ounces. Gurupi's feasibility study, filed by the Company in January 2011, reported a potential for an average annual production of approximately 149,000 ounces.

Appropriately funded and developed, Jaguar's assets seem to have the potential to make the Company the third largest aggregated gold producing platform behind Kinross and Anglo Gold and substantially at the same level as Yamana Gold.

For any mid-tier or large miner seeking to establish a presence in a stable jurisdiction like Brazil, Jaguar's assets represent an attractively priced and uniquely sizeable proposition. On the other side….

5.	… On a stand-alone basis, Jaguar’s “hybrid” profile (as both a producer and a developer) is not sustainable: scope is too large, scale is too small.

Under the previous leadership, I assume, the Company planned to fund Gurupi's development with a combination of external sources of (project) financing and cash flow generated by a portfolio of mature mines.

Today, with 300 million $ of net debt, the same plan looks irrational: the current “hybrid” footprint of the Company is, at the same time, too ambitious in scope, when compared with the resources available in the foreseeable future, and too limited in scale (measured in terms of production volumes).

Deciding to be a "pure-play" as either a gold producer or a project developer, would put the Company on a more stable footing in terms of both long-term sustainability, access to capital and valuation. I have no doubt that Mr. Petroff and his team can be excellent operators of a larger footprint of mature mines or an efficient developer of Gurupi, but asking them to be both means stretching too thin the Company's current resources (both capital and managerial).

The transition to a “pure-play” would require a reshuffle of the assets’ portfolio: I believe that such reshuffle would help unlock significant value. In fact....

6.	....A wide gap exists between the sum of the estimated value of the Company’s assets and the public market value.

Mature mines (Caete, Turmalina and Paciencia)

Multiples paid in a few recent M&A transactions (with enough information available4) targeting mature, producing gold mines have followed the general decrease of gold assets' prices. In 2012 the sentiment towards gold assets was more optimistic than in 2013: in 2012 the price paid per ounce of Measured and Indicated ("M&I") Resources5 ranged between 198$/oz. and 267$/oz..

In the last few months, mature, producing mines have been acquired at between 69$/oz. and 117$/oz.: the 69$/oz. refers to the sale by Alacer Gold of some Australian assets, which were planned to be shutdown, absent a transaction, due to their poor profitability.

Recent M&A transactions targeting mature, producing mines

(*) EV includes 21 m$ of contingent refund and 46 m$ of retirement costs.

Source: Revere elaboration of public data.

While comparability across mines is complex and likely requires more information than available to investors, it is worth here highlighting that, as of December 31st, 2012 Caete, Turmalina and Paciencia were respectively reported to hold 1.9, 1.1 and 0.9 million ounces of M&I resources.

More importantly, a critical observation is the following: within a larger company (i.e. with lower G&A cost per ounce of production) with less (or no) debt, at Q2 2013 production run rates, Turmalina and Caete would be accretive to free cash flow at gold prices close to the current.

Development/Exploratory projects (Gurupi, Pedra Branca and other properties in the Iron Quadrangle)

The range of multiples paid in a few recent M&A transactions (with enough information available6) targeting development projects is too wide to be meaningful for any analysis.

Recent M&A transactions targeting development projects

Source: Revere elaboration of public data.

However, Jaguar's Gurupi project was the subject of an extensive, 285 pages, feasibility study, released in January 2011: based on gold prices of 1,066$, the project, at that time, was estimated to generate a Net Present Value (“NPV”, at a 6% discount rate) of 337 $ million. On page 11 of the study, the sensitivity of the project NPV as a function of gold prices highlighted, at gold prices of 1,300$, a NPV of 559 $ million.

Comparability across development projects is even more complex than across producing mines, given the higher risk profile of such assets, but it is obvious that, if the January 2011 feasibility study can still be assumed as reliable, the value of Gurupi is significant, especially when compared with the Company's current public market valuation.

As to the other exploratory assets owned by Jaguar (the Pedra Branca project or the other properties within the Iron Quadrangle region) we are not capable of making any rational assumption. However, it is rational to assume that such properties do have some value.

Tax assets

The Company also has significant tax assets. As of June 30th, 2013 such assets comprised:

-	Recoverable taxes in Brazil (amounting to 56.9 $ million);

-	Tax losses available for carry-forward in both Canada (amounting to 84 $ million) and Brazil (99 $ million).

I expect that a change of control transaction might impair the Canadian tax losses carry-forward but might not affect the substantial tax assets in Brazil (this observation, to be confirmed, might suggest that a corporate transaction targeting the Canadian legal entity is more tax efficient than a disposal of the underlying assets and that a potential merger candidate, or acquirer, currently producing taxable profits in Brazil, would value Jaguar at a premium vs. other possible candidates).

The purpose of this brief review of the Company's assets is not to suggest a specific fair valuation, but rather to highlight the potential, but significant, discount implicit in Jaguar public market valuation when compared with the sum of the estimated (private) market value of the Company's assets.

In many instances and businesses a sum-of-the-parts valuation of a company is only a theoretical indicator of value. In Jaguar's case, due to the nature of its individual assets (mining properties), the liquidity (high) of the M&A market for gold assets and the appetite (high) of strategic and financial investors to invest in the sector, in stable jurisdictions, at a perceived low of the cycle, the sum-of-the-parts valuation is a stronger indicator of potential value.

Such assessment entails three different thoughts:

I.
Apart from balance sheet considerations and the illiquidity of the Company's stock that certainly play a role in the depressed public market valuation, I believe that the current footprint as a “hybrid” gold miner, with too wide of a scope and too small of a scale, does not enhance the value of the Company's assets;

II.
For the reasons mentioned above, I believe that at (premiums over the) current valuations, the M&A market provides an exercisable "put option" to the Company's stakeholders and such put option represents the only yardstick to measure any other alternative available. I also believe that any decision to possibly dilute current shareholders, and the fairness of such decision, cannot be assessed against the current public market valuation, but only against i) the alternative paths of realizing (at least a portion of) the potential value of the Company's assets via disposals or via a straight sale of the Company, and against ii) the likely (and probably significant) re-rating of the Company's equity value once the capital structure is re-balanced and the asset portfolio is re-focused.

III.
I am comforted by the Board's decision (then ratified by the shareholders) to adopt a shareholders' rights plan: it is reassuring that the Board sees the distortion of the current valuation and has pro-actively decided to protect the Company's shareholders. Given the highly levered balance sheet, it is foreseeable that any initial take-over offer could be outbid significantly, with only a limited increase, percentagewise, of the total transaction value. In such situations, having the time to allow and consider alternatives is invaluable to enhance the value delivered to shareholders.

7.	The management incentive plan can (and should) be improved in order to be more closely related to avenues of shareholders’ value creation and to the value ultimately delivered to shareholders.

The management team led by Mr. Petroff has certainly achieved improvements at both Turmalina and Caete. I am certain that additional improvements, though possibly insufficient for long-term sustainability on a stand-alone basis, can be achieved in the next few quarters. However, as I have stated above, I believe that critical to unlocking the Company's intrinsic value is the execution of one or multiple transactions solving the balance sheet issues as well as the issues related to the "hybrid" profile of the Company. In this respect, I believe that the Board should consider improving the incentive plan to reward management efforts in seeking and proposing such transactions to the Board and shareholders.

(* * * * *)

I do not expect that either my thoughts or suggestions sound particularly original to you, the rest of the Board, or the management team, which are both comprised of accomplished executives with decades of operational and financial experience in the mining sector.

However, I consider it my duty, on behalf of Revere and its investors, to express such thoughts and suggestions at a critical juncture for the Company. I am not rewarded for originality, but to put all my effort behind the investments Revere pursues and to achieve results on such investments.

I take the opportunity to state again my full appreciation of and full support for Jaguar's Board and management team.

Best regards,

/s/ Carmine Di Palo
Carmine Di Palo
Managing Partner
Revere Partners, L.L.C.

1 Financial Times, August 20, 2013: "UK Gold Exports Jump Tenfold As Asian Buyers Seize On Price Fall".
2 The Wall Street Journal, July 31, 2013: "Mining Ex-Chiefs Plot Comebacks". The Wall Street Journal, September 30, 2013: "XStrata Executives Return to Mining".
3 The Wall Street Journal, December 24, 2012: "Mining Giants Head to Amazon Rain Forest".
4 The list of reported transactions is not exhaustive by definition.
5 Including Proven and Probable Reserves.
6 The list of reported transactions is not exhaustive by definition.